UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM U-3A-2
                          Statement by Holding Company
                      Claiming Exemption Under Rule U-3A-2
                           From the Provisions of the
                   Public Utility Holding Company Act of 1935


                      To Be Filed Annually Prior to March 1



                               VECTREN CORPORATION
                         VECTREN UTILITY HOLDINGS, INC.



     hereby file with the Securities and Exchange Commission, pursuant to Rule 2, their statement claiming exemption as holding companies from the provisions of the Public Utility Holding Company Act of 1935, and submit the following information:

ITEM 1. Name, State of organization, location, and nature of business of Claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which Claimant directly or indirectly holds an interest.

Vectren Corporation (Vectren or Claimant), an Indiana corporation, is an energy and applied technology holding company headquartered in Evansville, Indiana. Vectren was organized on June 10, 1999, solely for the purpose of effecting the merger of Indiana Energy, Inc. (Indiana Energy) and SIGCORP, Inc. (SIGCORP). On March 31, 2000, the merger of Indiana Energy with SIGCORP and into Vectren was consummated with a tax-free exchange of shares accounted for as a pooling-of-interests in accordance with Accounting Principles Board Opinion No. 16 "Business Combinations." Vectren is a "holding company", as such term is defined by the Public Utility Holding Act of 1935 (the Act).

Regulated Operations

Vectren Utility Holdings, Inc. (VUHI), an Indiana corporation, is a "subsidiary company" of Vectren and a "holding company" (as such terms are defined by the Act). VUHI is the intermediate holding company for Vectren's three operating public utilities: Indiana Gas Company, Inc. (Indiana Gas), formerly a wholly owned subsidiary of Indiana Energy, Southern Indiana Gas and Electric Company (SIGECO), formerly a wholly owned subsidiary of SIGCORP, and the Ohio operations (defined hereafter). VUHI's regulated subsidiaries serve approximately one million customers in Indiana and Ohio. VUHI also holds a 33% ownership interest in Community Natural Gas Company, Inc. (Community) and a 21.9% preferred equity interest in Babb International, Inc.

          Indiana Gas, an Indiana corporation, is a "subsidiary company" of VUHI and is also a "gas utility company" and a "public utility company" (as such terms are defined by the Act). Indiana Gas provides natural gas distribution and transportation services to a diversified customer base in 311 communities in 49 of Indiana's 92 counties. Indiana Gas also holds a 47% undivided ownership interest in the assets of the Ohio operations (see below).

          SIGECO, an Indiana corporation, is a "subsidiary company" of VUHI and is also an "electric utility company," a "gas utility company," and a "public utility company" (as such terms are defined by the Act). SIGECO provides electric generation, transmission services, and distribution to Evansville, Indiana, and 74 other communities in eight counties in southwestern Indiana and participates in the wholesale power market. SIGECO also provides natural gas distribution and transportation services to Evansville, Indiana, and 64 other communities in ten counties in southwestern Indiana.

          On October 31, 2000, Vectren acquired the natural gas distribution assets of The Dayton Power and Light Company (herein referred to as the Ohio operations). The Ohio operations provide natural gas distribution and transportation services to Dayton, Ohio, and 87 other communities in 17 counties in west central Ohio. The Ohio operations are owned as a tenancy in common through two of Vectren's wholly owned subsidiaries. Vectren Energy Delivery of Ohio, Inc. (VEDO) holds a 53% undivided ownership interest and Indiana Gas holds a 47% undivided ownership interest in the assets. VEDO, an Ohio corporation, is a "subsidiary company" of VUHI (as such term is defined by the Act) and is the operator of the assets. VEDO is therefore a "gas utility company" and "public utility company," as such terms are defined in the Act.

          Community, an Indiana corporation, is an unconsolidated affiliate of VUHI, but is a "subsidiary company" of VUHI as defined by the Act. Community is also a "gas utility company" and a "public utility company" (as such terms are defined by the Act). Community is an Indiana gas distribution company with offices in Mt. Carmel, Illinois.

          Babb International, Inc. is a nonregulated unconsolidated affiliate that manufactures autoclaved aerated concrete from fly ash, a by-product of burning coal.

Nonregulated Operations

Vectren is involved in nonregulated activities in four primary business areas:
Energy Marketing and Services, Coal Mining, Utility Infrastructure Services, and Broadband. Energy Marketing and Services markets natural gas, provides fuel supply management services, and provides energy performance contracting services. Coal Mining provides the mining and sale of coal to Vectren's utility operations and to other third parties and generates income tax credits through an Internal Revenue Service (IRS) Code Section 29 investment tax credit relating to the production of coal-based synthetic fuels. Utility Infrastructure Services provides underground construction and repair, facilities locating, and meter reading. Broadband invests in broadband communications services such as cable television, high-speed Internet, and advanced local and long distance phone services. In addition, the nonregulated group has investments in other businesses that invest in other energy-related opportunities and provide supply chain services, debt collection services, and environmental compliance testing services.

The companies comprising Vectren's nonregulated operations include Vectren Enterprises, Inc., Vectren Generation Services, Inc., and Southern Indiana Minerals, Inc.

Vectren Enterprises, Inc. is an intermediate holding company and the primary holding company for nonregulated businesses: Vectren Energy Services, Inc., Vectren Utility Services, Inc., Vectren Communications, Inc., Vectren Ventures, Inc., and Vectren Financial Group, Inc.

     Vectren Energy Services, Inc. is an intermediate holding company for Vectren Energy Solutions, Inc. and Vectren Energy Retail, Inc.

          Vectren Energy Solutions, Inc. holds a 100% interest in SIGCORP Energy Services, Inc., Energy Systems Group, Inc., a 52.5% ownership interest in ProLiance Energy, LLC, a 20% ownership interest in Genscape, Inc., and a 100% interest in Indiana Energy Services, Inc. (dormant) and Vectren Power Marketing, Inc. (dormant).

               SIGCORP Energy Services, Inc. has a 99% ownership interest in SIGCORP Energy Services, LLC, which provides natural gas, pipeline management services and, other natural gas related services to SIGECO and others, through its 100% ownership of SIGCORP Gas Marketing, LLC, Ohio Valley Hub, LLC, and Signature Energy Management, LLC.

               Energy Systems Group, Inc. has a two-thirds ownership interest in Energy Systems Group, LLC, an energy-related performance contracting firm serving industrial, commercial, and governmental customers.

               ProLiance Energy, LLC is a 52.5% owned unconsolidated energy marketing subsidiary that provides natural gas and related services to Indiana Gas and the Ohio operations as well as other commercial, industrial, municipal, residential, and utility customers.

               Genscape, Inc. is a 20% owned unconsolidated energy information subsidiary that provides information to energy traders regarding the operating status of major generating plants and power transmission nation-wide.

          Vectren Energy Retail, Inc. holds a 99% interest in Vectren Retail, LLC, which provides natural gas to deregulated communities in Ohio.

          Vectren Utility Services, Inc. is an intermediate holding company for Vectren Environmental Services, Inc., Vectren Fuels, Inc., Reliant Services, LLC, CIGMA, LLC, IEI Financial Services, LLC, and Utility Debt Collectors, Inc. (dormant).

               Vectren Environmental Services, Inc. holds a 51% ownership interest in Air Quality Services, LLC, a company created to provide air quality monitoring and testing services to industry and utilities.

               Vectren Fuels, Inc. owns and operates coal mining properties, including a 100% ownership interest in Cypress Creek Mine, Inc., Prosperity Mine, LLC, and Cypress Creek Mine, LLC, and a 99% ownership interest in SFI Coal Sales, LLC.

               Reliant Services, LLC (Reliant) is a 50% owned unconsolidated affiliate that provides underground facility locating, contract meter reading, and installation of telecommunications and electric facilities to Indiana Gas, the Ohio operations, and others. Reliant holds a 100% ownership interest in Miller Pipeline Corporation which provides underground pipeline construction, replacement, and repair services.

               CIGMA, LLC is a 50% owned unconsolidated affiliate that provides materials acquisition and related services that are used by Indiana Gas, the Ohio operations, and others.

               IEI Financial Services, LLC is a 99% owned subsidiary that performs third-party collections, energy-related equipment leasing, and related services to Indiana Gas, SIGECO, and the Ohio operations.

          Vectren Communications, Inc. holds investments in nonregulated subsidiaries, which conduct communications-related strategic initiatives and include Vectren Advanced Communications, Inc. and Vectren Communications Services, Inc.

               Vectren Advanced Communications, Inc. holds Vectren's 18.9% investment in SIGECOM Holdings, Inc., 14% investment in Class A units of Utilicom Networks, LLC (Utilicom), and other communication investments. SIGECOM Holdings, Inc. holds a 74% interest in SIGECOM, LLC. SIGECOM, LLC provides broadband services to the greater Evansville, Indiana, area. Utilicom is a provider of bundled communication services through high capacity broadband networks, including cable television, high-speed Internet, and advanced local and long distance telephone services. Utilicom is also a member of SIGECOM, LLC and plans to provide broadband services to the greater Indianapolis, Indiana, and Dayton, Ohio, markets.

               Vectren Communication Services, Inc. assists municipal utilities and businesses in the implementation of broadband strategy.

         Vectren Ventures, Inc. invests in energy-related companies and projects. Vectren Ventures, Inc. holds the remaining 1% interests in SIGCORP Energy Services, LLC, IEI Financial Services, LLC, SFI Coal Sales, LLC, Vectren Energy Retail, Inc., and Vectren Resources, LLC (see below). In addition, Vectren Ventures maintains a 36.7% ownership in Haddington Energy Partners, LP, a 42.1% ownership in Haddington Energy Partners II, LP, a 7% ownership in Monument Capital Partnership Fund I, LP, a 4.5% ownership in Cambridge Ventures, LP, and a 4% ownership in Gazelle TechVentures, Inc.

               Haddington Energy Partners, LP, Haddington Energy Partners II, LP, and Monument Capital Partnership Fund I, LP are investment companies that invest in energy-related projects.

               Cambridge Ventures, LP is an investment company that invests in small businesses.

               Gazelle TechVentures, Inc. is a venture capital company focusing on venture capital activity in Indiana.

          Vectren Financial Group, Inc. is an intermediate holding company for the following entities: Southern Indiana Properties, Inc. (SIPI), Vectren Synfuels, Inc., and Energy Realty, Inc.

               SIPI holds a 100% ownership interest in SIP Diversified Holdings, Inc., SIPI Holding Company, Inc., SIP-GT I, Inc., and Southwest Lease Capital, Inc. These companies invest in and loan capital to other partnerships and corporations. These investments are primarily housing investments that generate tax credits or are venture capital funds. SIPI's companies also invest in real estate and leveraged lease transactions.

               Vectren Synfuels, Inc. owns a limited partnership interest of 8.3% in Pace Carbon Synfuels Investors, LP, which produces and sells coal-based synthetic fuel that qualifies for IRS Code
               Section 29 investment tax credits.

               Energy Realty, Inc. invests in partnerships and corporations that invest in real estate and affordable housing projects.

Vectren Generation Services, Inc. constructs electric generation assets for SIGECO.

Southern Indiana Minerals, Inc. processes and markets coal combustion by-products.

Corporate and Other Operations
Vectren's corporate and other activities provide general and administrative support and assets, including computer hardware and software, to Vectren's other operating groups. The companies comprising Vectren's corporate and other group include Vectren Resources, LLC and Vectren Capital Corp.

Vectren Resources, LLC is an intermediate holding company for Vectren Aero, LLC and primarily provides information technology and related resources to Vectren and its subsidiaries.

Vectren Capital Corp., and its direct subsidiary, IEI Capital Corp. (dormant), are financing vehicles for Vectren's nonregulated subsidiaries.

ITEM 2. A brief description of the properties of Claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, electric and gas distribution facilities, including all such properties which are outside the state in which Claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

Vectren and VUHI
At the date of the filing of this Statement, Vectren and VUHI have no significant real properties and are solely holding companies owning all of the issued and outstanding shares of common stock of their subsidiary companies.

Gas Operations

          Indiana Gas
          Specific to its Indiana operations, Indiana Gas owns and operates five gas storage fields located in Indiana covering 71,484 acres of land with an estimated ready delivery from storage capability of 8.0 million Dth of gas with daily delivery capabilities of 134,160 Dth. For its Indiana operations, Indiana Gas also maintains 186,578 Dth of gas in contract storage with a daily deliverability of 3,563 Dth and three liquefied petroleum (propane) air-gas manufacturing plants in Indiana with a total daily capacity of 31,000 Dth of gas.

          Indiana Gas' gas delivery system includes 11,336 miles of distribution and transmission mains all of which are in Indiana except for pipeline facilities extending from points in northern Kentucky to points in southern Indiana so that gas may be transported to Indiana and sold or transported by Indiana Gas to ultimate customers in Indiana.

          These properties are used by Indiana Gas in its gas delivery operations in which gas is supplied to 530,188 consumers in 311 communities in 49 of Indiana's 92 counties. The largest Indiana communities served are Muncie, Anderson, Lafayette-West
          Lafayette, Bloomington, Terre Haute, Marion, New Albany, Columbus, Jeffersonville, New Castle, and Richmond.

          Indiana Gas purchases all of its natural gas from ProLiance Energy LLC, a 52.5% owned nonregulated gas marketing affiliate of Vectren. Gas is transported to Indiana Gas' system by interstate pipeline suppliers under Federal Energy Regulatory Commission approved rate schedules.

          SIGECO
          SIGECO owns and operates three underground gas storage fields located in Indiana with an estimated ready delivery from storage capability of
          6.2 million Dth of gas with daily delivery capabilities of 129,000
          Dth.

          SIGECO's gas delivery system includes 2,921 miles of distribution and transmission mains all of which are located in Indiana.

          These properties are used by SIGECO in its gas operations in which gas is supplied to 110,393 consumers in Evansville, Indiana and 64 other communities in ten counties in southwestern Indiana.

          SIGECO purchases its natural gas from various suppliers. Gas is transported to SIGECO's system by interstate pipeline suppliers under Federal Energy Regulatory Commission approved rate schedules.

          Ohio Operations
          The Ohio operations operate three liquefied petroleum (propane) air-gas manufacturing plants located in Ohio with a total daily capacity of 52,187 Dth and approximately 13.9 million Dth of firm storage service from various pipelines with daily deliverability of 354,788 Dth of gas.

          The Ohio operations' gas delivery system includes 5,132 miles of distribution and transmission mains all of which are located in Ohio.

          The properties are used by the Ohio operations in its gas operations in which gas is supplied to 312,633 customers in Dayton, Ohio and 87 other communities in 17 counties in west central Ohio.

         The Ohio operations purchases all of its natural gas from ProLiance Energy LLC, a 52.5% owned nonregulated gas marketing affiliate of Vectren. Gas is transported to the Ohio operations' system by interstate pipeline suppliers under Federal Energy Regulatory Commission approved rate schedules.

         Community
         Community is a small gas utility that has several noncontiguous service territories in southwestern Indiana. Much of its service territory is adjacent to or near the gas service territory of SIGECO. Community has no underground gas storage facilities or manufacturing facilities.

         Community's gas delivery system includes approximately 499 miles of distribution mains, all of which are located in Indiana.

         Community uses the properties in its gas operations in which gas is supplied to approximately 7,100 customers in southwestern Indiana.

         Community purchases its natural gas from various suppliers. Gas is transported to Community's system by interstate pipeline suppliers under Federal Energy Regulatory Commission approved rate schedules.

Electric Operations

         SIGECO
         SIGECO's installed generating capacity as of December 31, 2001, was rated at 1,271 MW. SIGECO's coal-fired generating facilities are: the Brown Station with 500 MW of capacity, located in Posey County approximately eight miles east of Mt. Vernon, Indiana; the Culley Station with 406 MW of capacity, and Warrick Unit 4 with 150 MW of capacity. Both the Culley and Warrick Stations are located in Warrick County near Yankeetown, Indiana. SIGECO's gas-fired turbine peaking units are: the 80 MW Brown Gas Turbine located at the Brown Station; two Broadway Gas Turbines located in Evansville, Indiana with a combined capacity of 115 MW; and two Northeast Gas Turbines located northeast of Evansville in Vanderburgh County, Indiana with a combined capacity of 20 MW. The Brown and Broadway Unit 2 turbines are also equipped to burn oil. Total capacity of SIGECO's five gas turbines is 215 MW, and they are generally used only for reserve, peaking, or emergency purposes due to the higher per unit cost of generation.

         SIGECO's transmission system consists of 828 circuit miles of 138,000 and 69,000 volt lines. The transmission system also includes 27 substations with an installed capacity of 4,014.2 megavolt amperes
         (Mva). The electric distribution system includes 3,205 pole miles of lower voltage overhead lines and 255 trench miles of conduit containing 1,465 miles of underground distribution cable. The distribution system also includes 96 distribution substations with an installed capacity of 1,918.2 Mva and 50,133 distribution transformers with an installed capacity of 2,284.1 Mva.

         The only utility property SIGECO owns outside of Indiana is approximately eight miles of 138,000 volt electric transmission line which is located in Kentucky and which interconnects with Louisville Gas and Electric Company's transmission system at Cloverport, Kentucky.

         These properties are used by SIGECO in its electric operations in which electricity is supplied to 133,294 consumers in Evansville, Indiana and 74 other communities in 8 counties in southwestern Indiana.

Item 3. The following information for the last calendar year with respect to Claimant and each of its subsidiary public utility companies:

     A. Number of dekatherms in thousands (MDth) of gas distributed at retail and number of megawatt hours (MWh) of electric energy sold at retail or wholesale:


          1. Gas distributed
                                                             Dollar Revenues
                                                               From Sales
                                             MDth of Gas      (in millions)
                                             -----------     ---------------
             a. Indiana Gas:
                Retail                            112,299       $    580.3
                Wholesale                               -              -
                                                  -------         --------
                Totals                            112,299       $    580.3
                                                  -------         --------
             b. SIGECO:
                Retail                             31,923       $    101.1
                Wholesale                               -              -
                                                  -------         --------
                Totals                             31,923       $    101.1
                                                  -------         --------
             c. The Ohio operations:
                Retail                             55,539       $    350.1
                Wholesale                               -              -
                                                  -------         --------
                Totals                             55,539       $    350.1
                                                  -------         --------
             d. VUHI and Vectren:
                Retail                            199,761       $  1,031.5
                Wholesale                               -              -
                                                  -------         --------
                Totals                            199,761       $  1,031.5
                                                  -------         --------
             e. Community:
                Retail                                850       $      7.9
                Wholesale                               -              -
                                                  -------         --------
                Totals                                850       $      7.9
                                                  -------         --------

     2. Electric energy sold

                                                                Dollar Revenues
                                                   MWh of           From Sales
                                               electric energy    (in millions)
                                               ---------------   ---------------
            a. SIGECO, VUHI and Vectren:
               Retail                             5,240,539          $ 258.1
               Wholesale                          3,898,231            120.8
                                               ---------------   ---------------
               Totals                             9,138,770          $ 378.9
                                               ---------------   ---------------

     B. Number of MDth of gas and MWh of electric energy distributed at retail outside the state in which each such company is organized:

          1. Gas distributed outside the state
                                                              Dollar Revenues
                                            MDth of Gas          From Sales
                                            -----------       ---------------
             a. Indiana Gas:                   None                   None

             b. SIGECO:                        None                   None

             c. The Ohio operations:           None                   None

             d. VUHI and Vectren:              None                   None

             e. Community:                     None                   None

          2. Electric energy distributed outside the state

                                                 MWh of         Dollar Revenues
                                             electric energy      From Sales
                                             ---------------    ---------------
             a. SIGECO, VUHI and Vectren:        None                   None



      C. Number of MDth of gas sold and MWh of electric energy sold at wholesale outside the state in which each such company is organized, or at the state line:

         1.   Gas sold outside the state
                                                            Dollar Revenues
                                         MDth of Gas          From Sales
                                        ------------        ---------------
              a. Indiana Gas:               None                   None

              b. SIGECO:                    None                   None

              c. The Ohio operations:       None                   None

              d. VUHI and Vectren:          None                   None

              e. Community:                 None                   None

         2.   Electric energy sold at wholesale outside the state
                                                                Dollar Revenues
                                                   MWh of         From Sales
                                               electric energy   (in millions)
                                               ---------------  ---------------
              a. SIGECO, VUHI and Vectren:
                 Missouri                          902,330          $ 21.6
                 Texas                             576,971            20.0
                 Ohio                              380,528            10.7
                 Kentucky                          390,483            10.4
                 Oklahoma                          277,961             9.2
                 All others                        140,075             4.6
                                               ------------        --------
                 Totals                          2,668,348          $ 76.5
                                               ------------        --------

     D. Number of MDth of gas and MWh of electric energy purchased outside the state in which each such company is organized or at the state line:

          1.  Gas purchased outside the state
                                                      Dollar Revenues
                                                         From Sales
                                      MDth of Gas       (in millions)
                                      -----------     ---------------
              a.Indiana Gas:           None*           None

              b.SIGECO:
                Louisiana               13,116            $ 67.6
                Illinois                 1,041               3.2
                Tennessee                  154               1.5
                                      -----------    -------------
                Totals                  14,311            $ 72.3
                                      -----------    -------------

             c.The Ohio operations:    None*           None

             d.VUHI and Vectren:
               Louisiana               13,116            $ 67.6
               Illinois                 1,041               3.2
               Tennessee                  154               1.5
                                     ----------      ------------
               Totals                  14,311            $ 72.3
                                     ----------      ------------

             e.Community:
               Louisiana                  874             $ 5.9
                                     ----------      ------------
               Totals                     874             $ 5.9
                                     ----------      ------------

               *These subsidiaries use a portfolio administrator, therefore purchases are made at their respective city gates.

          2.  Electric energy purchased outside the state
                                                               Dollar Revenues
                                                 MWh of          From Sales
                                             electric energy    (in millions)
                                             ---------------   ---------------
              a.SIGECO, VUHI and Vectren:
                Texas                           678,327            $ 24.4
                Ohio                            884,247              22.4
                Tennessee                       285,451              11.0
                Oklahoma                        410,846              10.6
                Kentucky                        167,735               4.7
                All others                      160,023               5.8
                                             ------------       -----------
               Totals                         2,586,629            $ 78.9
                                             ------------       -----------

Item 4. The following information for the reporting period with respect to Claimant and each interest it holds directly or indirectly in a EWG or a foreign utility company.

Not applicable to Claimant or any of Claimant's subsidiaries.

Exhibit A

A consolidating statement of income of Vectren and subsidiary companies for the year ended December 31, 2001, together with a consolidating balance sheet of Vectren and subsidiary companies, as of December 31, 2001, are annexed hereto as Exhibit A.

Exhibit B

A consolidated financial data schedule of Vectren and subsidiary companies as of and for the year ended December 31, 2001 is annexed hereto as Exhibit B.

Exhibit C

 Not applicable to Claimant or any of Claimant's subsidiaries.

Exhibit D

Proforma selected financial results for the year ended December 31, 2001.

                                   SIGNATURES

The above named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February 2002.


                                        VECTREN CORPORATION
                                        (Name of Claimant)

                                        By /s/ Ronald E. Christian

                                        Ronald E. Christian
                                        Senior Vice President, General Counsel
                                          and Secretary
                                        Vectren Corporation

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                                    Ronald E. Christian
                                    Senior Vice President, General Counsel
                                      and Secretary
                                    Vectren Corporation
                                    Post Office Box 209
                                    Evansville, Indiana  47702-0209


                                                                       Exhibit A
                                                                     Page 1 of 6
                  Vectren Corporation and Subsidiary Companies
                       Consolidating Statement of Income
                      For the Year Ended December 31, 2001
                                 (In millions)

                                        VUHI    Nonreg   Vectren  Vectren  Adjust     Vectren
                                       Consol   Oper    Resources   Corp   & Elim      Consol
                                    ----------  ------- --------- -------  ------- ----------
OPERATING REVENUES:
  Gas utility                       $  1,031.5    $ -      $ -     $ -      $ -    $  1,031.5
  Electric utility                       378.9      -        -       -        -         378.9
  Energy services and other                -      797.1     29.6     0.1    (67.2)      759.6
                                      --------   ------    -----   -----    -----    --------
   Total operating revenues            1,410.4    797.1     29.6     0.1    (67.2)    2,170.0
                                      --------   ------    -----   -----    -----    --------

OPERATING EXPENSES:
  Cost of gas sold                       708.2      -        -       -        -         708.2
  Fuel for electric generation            74.4      -        -       -        -          74.4
  Purchased electric energy               91.7      -        -       -        -          91.7
  Cost of energy services and
   other                                   -      755.8      -       -      (35.6)      720.2
  Other operating                        234.7     28.8      0.5     2.5    (29.6)      236.9
  Merger and integration costs             2.8      -        -       -        -           2.8
  Restructuring costs                     15.0      3.9      -       0.1      -          19.0
  Depreciation and amortization           96.9      5.9     20.6     0.3      -         123.7
  Taxes other than income taxes           51.3      1.9      0.3     -        -          53.5
                                      --------   ------    -----   -----    -----    --------
   Total operating expenses            1,275.0    796.3     21.4     2.9    (65.2)    2,030.4
                                      --------   ------    -----   -----    -----    --------

OPERATING INCOME                         135.4      0.8      8.2    (2.8)    (2.0)      139.6

OTHER INCOME:
  Equity in earnings of
   unconsolidated affiliate                -       14.1      -       -        -          14.1
  Equity in earnings of
   consolidated affiliates                 -        -        -      69.5    (69.5)        -
  Other - net                              5.0     11.9      -      (1.3)     0.7        16.3
                                      --------   ------    -----   -----    -----    --------
    Total other income                     5.0     26.0      -      68.2    (68.8)       30.4
                                      --------   ------    -----   -----    -----    --------

Interest expense                          70.1     12.2      0.7     0.9     (1.3)       82.6

                                      --------   ------    -----   -----    -----    --------
INCOME BEFORE INCOME TAXES                70.3     14.6      7.5    64.5    (69.5)       87.4
                                      --------   ------    -----   -----    -----    --------

Income taxes                              22.7     (5.0)     -       0.9      -          18.6
Minority interest in subsidiary            -        0.6      -       -        -           0.6
Preferred dividend requirement
 of subsidiary                             0.8      -        -       -        -           0.8
Loss on extinguishment of
 preferred stock                           -        -        -       -        -           -

                                      --------   ------    -----   -----    -----    --------
INCOME BEFORE EXTRAORDINARY LOSS
  AND CUMULATIVE EFFECT OF CHANGE
  IN ACCOUNTING PRINCIPLE                 46.8     19.0      7.5    63.6    (69.5)       67.4
                                      --------   ------    -----   -----    -----    --------

Extraordinary loss-net of tax              -       (7.7)     -       -        -          (7.7)
Cumulative effect of change in
 accounting principle-net of tax           3.9      -        -       -        -           3.9

                                      --------   ------    -----   -----    -----    --------
NET INCOME                          $     50.7 $   11.3  $   7.5 $  63.6  $ (69.5) $     63.6
                                      ========   ======    =====   =====    =====    ========

                                                                      Exhibit A
                                                                     Page 2 of 6


             Vectren Corporation and Subsidiary Companies
                       Consolidating Statement of Income
                      For the Year Ended December 31, 2001
                                 (In millions)

                                                                  VUHI,  Adjust    VUHI
                                  Ind. Gas    SIGECO    VEDO      Inc.   & Elim Consolidated
                                  --------   -------  -------   ------   ------  ----------
OPERATING REVENUES:
  Gas utility                     $  580.3  $  101.1  $ 350.1    $ -      $ -    $  1,031.5
  Electric utility                     -       378.9      -        -        -         378.9
  Energy services and
   other                               -         -        -        -        -           -
                                    ------    ------   ------    -----    -----    --------
     Total operating revenues        580.3     480.0    350.1      -        -       1,410.4
                                    ------    ------   ------    -----    -----    --------

OPERATING EXPENSES:
  Cost of gas sold                   373.6      72.8    261.8      -        -         708.2
  Fuel for electric generation         -        74.4      -        -        -          74.4
  Purchased electric energy            -        91.7      -        -        -          91.7
  Cost of energy services and
   other                               -         -        -        -        -           -
  Other operating                     95.3     101.9     38.4     (0.9)     -         234.7
  Merger and integration costs         0.6       0.6      1.6      -        -           2.8
  Restructuring costs                  8.7       5.8      0.5      -        -          15.0
  Depreciation and amortization       38.1      43.3     15.5      -        -          96.9
  Taxes other than income taxes       15.8      13.1     22.4      -        -          51.3
                                    ------    ------   ------    -----    -----    --------
     Total operating expenses        532.1     403.6    340.2     (0.9)     -       1,275.0
                                    ------    ------   ------    -----    -----    --------

OPERATING INCOME                      48.2      76.4      9.9      0.9      -         135.4

OTHER INCOME:
  Equity in earnings of
    unconsolidated affiliates          2.8       -        -        -       (2.8)        -
  Equity in earnings of
    consolidated affiliates            -         -        -       50.3    (50.3)        -
  Other - net                         (0.2)      6.0     (1.2)    22.9    (22.5)        5.0
                                    ------    ------   ------    -----    -----    --------
     Total other income                2.6       6.0     (1.2)    73.2    (75.6)        5.0
                                    ------    ------   ------    -----    -----    --------

Interest expense                      36.0      21.0     10.5     24.9    (22.3)       70.1
                                    ------    ------   ------    -----    -----    --------
INCOME BEFORE INCOME TAXES            14.8      61.4     (1.8)    49.2    (53.3)       70.3
                                    ------    ------   ------    -----    -----    --------

Income taxes                           3.6      21.0     (1.2)    (0.5)    (0.2)       22.7
Minority interest in subsidiary        -         -        2.8      -       (2.8)        -
Preferred dividend requirement
 of subsidiary                         -         0.8      -        -        -           0.8
Loss on extinguishment of
 preferred stock                       -         1.2      -        -       (1.2)        -
                                    ------    ------   ------    -----    -----    --------
INCOME BEFORE EXTRAORDINARY LOSS
  AND CUMULATIVE EFFECT OF CHANGE
  IN ACCOUNTING PRINCIPLE             11.2      38.4     (3.4)    49.7    (49.1)       46.8
                                    ------    ------   ------    -----    -----    --------

Extraordinary loss-net of tax          -         -        -        -        -           -
Cumulative effect of change in
 accounting principle-net of tax       -         3.9      -        -        -           3.9
                                    ------    ------   ------    -----    -----    --------
NET INCOME                        $   11.2  $   42.3 $   (3.4) $  49.7  $ (49.1) $     50.7
                                    ======    ======   ======    =====    =====    ========

                                                                       Exhibit A
                                                                     Page 3 of 6

                  Vectren Corporation and Subsidiary Companies
                          Consolidating Balance Sheet
                            As of December 31, 2001
                                 (In millions)


                                           VUHI    Nonreg  Vectren   Vectren  Adjust     Vectren
                   ASSETS                 Consol    Oper  Resources   Corp    & Elim     Consol
                                        ---------  ------- --------- -------  -------   ---------
Current Assets:
  Cash and cash equivalents            $      7.2 $   20.9 $   0.3 $   (1.2)  $   -    $     27.2
  Accounts receivable, less reserves        125.3     86.4     -        2.1       -         213.8
  Receivables from other Vectren
    companies                                26.6    184.4     9.3     29.6    (249.9)        -
  Accrued unbilled revenues                  78.3      0.1     -        -         -          78.4
  Inventories                                55.3     16.1     -        -         -          71.4
  Recoverable fuel and natural
    gas costs                                76.5      -       -        -         -          76.5
  Prepayments and other current assets      127.4      6.5     -        1.1     (31.6)      103.4
                                         --------   ------   -----   ------  --------    --------
    Total current assets                    496.6    314.4     9.6     31.6    (281.5)      570.7
                                         --------   ------   -----   ------  --------    --------
Utility Plant:
  Original cost                           2,903.2      -       -        -         -       2,903.2
  Less:  accumulated depreciation
    and amortization                      1,308.2      -       -        -         -       1,308.2
                                         --------   ------   -----   ------  --------    --------
     Net utility plant                    1,595.0      -       -        -         -       1,595.0
                                         --------   ------   -----   ------  --------    --------

Investments in unconsolidated
  affiliates                                  4.0    123.7     -        -         -         127.7
Investments in consolidated
  affiliates                                  -        -       -      857.8    (857.8)        -
Other investments                            12.2     87.6     -        0.5       -         100.3
Notes receivable from other
  Vectren companies                           -       78.0     -        -       (78.0)        -
Nonutility property, net                      6.3     72.3    78.7     23.8       0.6       181.7
Goodwill, net                               193.1      -       -        -         -         193.1
Regulatory assets                            61.4      -       -        -         -          61.4
Other assets                                 22.8      1.7     -        8.2      (5.8)       26.9
                                         --------   ------   -----   ------  --------    --------

TOTAL ASSETS                           $  2,391.4 $  677.7 $  88.3 $  921.9 $(1,222.5) $  2,856.8
                                         ========   ======   =====   ======  ========    ========

                                                                       Exhibit A
                                                                     Page 4 of 6

                  Vectren Corporation and Subsidiary Companies
                          Consolidating Balance Sheet
                            As of December 31, 2001
                                 (In millions)
                                                                           VUHI,   Adjust       VUHI
                   ASSETS               Ind. Gas   SIGECO      VEDO        Inc.    & Elim      Consol
                                        --------   ------    --------   --------  ---------   ---------
Current Assets:
  Cash and cash equivalents           $     0.3  $    2.5  $    6.4   $   (2.0)  $     -     $    7.2
  Accounts receivable, less reserves       49.8      41.2      34.2        0.1         -        125.3
  Receivables from other Vectren
    companies                               2.2       -         3.2      258.6      (237.4)      26.6
  Accrued unbilled revenues                38.6      17.0      22.7        -           -         78.3
  Inventories                              15.3      38.3       2.5       (0.8)        -         55.3
  Recoverable fuel and natural
    gas costs                              34.5      22.1      19.9        -           -         76.5
  Prepayments and other current
    assets                                 48.1      24.1      54.7        0.5         -        127.4
                                       --------  --------  --------   --------    ---------   -------
     Total current assets                 188.8     145.2     143.6      256.4      (237.4)     496.6
                                       --------  --------  --------   --------    ---------   -------
Utility Plant:
  Original cost                         1,094.4   1,455.8     350.8        2.2        -       2,903.2
  Less:  accumulated depreciation
   and amortization                       458.3     690.3     159.6        -          -       1,308.2
                                       --------  --------  --------   --------    --------    -------
     Net utility plant                    636.1     765.5     191.2        2.2        -       1,595.0
                                       --------  --------  --------   --------    --------    -------
Investments in unconsolidated
  affiliates                              223.6       0.2       -          3.8     (223.6)        4.0
Investments in consolidated
  affiliates                                -         -         -        763.0     (763.0)        -
Other investments                           1.7       9.3       0.2        1.0        -          12.2
Notes receivable from other
  Vectren companies                         -         -         -        306.9     (306.9)        -
Nonutility property, net                    0.3       4.4       1.6        -          -           6.3
Goodwill, net                               -         -       193.1        -          -         193.1
Regulatory assets                          14.7      41.5       -          5.2        -          61.4
Other assets                                9.7       7.2       3.1        2.8        -          22.8
                                       --------  --------  --------  ---------   ---------   --------
TOTAL ASSETS                         $  1,074.9  $  973.3  $  532.8 $  1,341.3  $(1,530.9)  $ 2,391.4
                                       ========  ========  ======== ==========  ==========   ========

                                                                       Exhibit A
                                                                     Page 5 of 6

                  Vectren Corporation and Subsidiary Companies
                     Consolidating Balance Sheet, Continued
                            As of December 31, 2001
                                 (In millions)

                                          VUHI    Nonreg   Vectren  Vectren    Adjust     Vectren
 LIABILITIES AND SHAREHOLDERS' EQUITY    Consol    Oper   Resources   Corp     & Elim   Consolidated
                                        -------  -------  --------- -------   --------  ------------

Current Liabilities:
  Accounts payable                      $  79.0  $  63.1   $    -  $   2.3    $     -   $  144.4
  Accounts payable to affiliated
    companies                              36.5      0.3        -      0.4          -       37.2
  Payables to other Vectren companies      11.5     35.1     24.0     24.0      (94.6)         -
  Accrued liabilities                      97.5     19.7      0.5     22.3      (38.6)     101.4
  Short-term borrowings                   274.2     99.5        -      8.0          -      381.7
  Short-term borrowings to other
    Vectren companies                         -    145.8      0.4      1.9     (148.1)         -
  Long-term debt subject to tender         11.5        -        -        -          -       11.5
  Current maturities of long-term debt      1.3        -        -        -          -        1.3
                                        -------   ------    -----  -------    --------  --------
      Total current liabilities           511.5    363.5     24.9     58.9     (281.3)     677.5
                                        -------   ------    -----  -------    --------  --------
Deferred Credits and Other
     Liabilities:
  Deferred income taxes                   171.8     35.3        -     (0.4)         -      206.7
  Deferred credits and other
    liabilities                            93.7      0.8        -     19.5       (5.9)     108.1
                                        -------   ------    -----  -------    --------  --------
     Total deferred credits and
       other liabilities                  265.5     36.1        -     19.1       (5.9)     314.8
                                        -------   ------    -----  -------    --------  --------

Minority Interest in Subsidiary               -      1.4        -        -          -        1.4

Capitalization:
  Long-term debt, net of current
    maturities                            900.9    113.1        -        -          -    1,014.0
  Long-term debt, net of current
    to other Vectren companies                -     49.0     29.0        -      (78.0)         -
  Cumulative Redeemable Preferred
    Stock of Subsidiary                     0.5        -        -        -          -        0.5
                                        -------   ------    -----  -------    --------  --------

  Common Shareholders' Equity:
      Common stock                        385.7     73.1        -    346.1     (458.8)     346.1
      Retained earnings                   329.0     35.6     34.4    497.8     (398.5)     498.3
      Accumulated other comprehensive
        income                             (1.7)     5.9        -        -          -        4.2
                                        -------   ------    -----  -------    --------  --------
         Total common shareholders'
           equity                         713.0    114.6     34.4    843.9     (857.3)     848.6
                                        -------   ------    -----  -------    --------  --------
         Total capitalization           1,614.4    276.7     63.4    843.9     (935.3)   1,863.1
                                        -------   ------    -----  -------    --------  --------

TOTAL LIABILITIES AND SHAREHOLDERS'
  EQUITY                              $ 2,391.4  $ 677.7   $ 88.3  $ 921.9  $(1,222.5) $ 2,856.8
                                       ========   ======    =====  =======   =========  ========

                                                                       Exhibit A
                                                                     Page 6 of 6

                  Vectren Corporation and Subsidiary Companies
                     Consolidating Balance Sheet, Continued
                            As of December 31, 2001
                                 (In millions)

                                                                        VUHI,      Adjust      VUHI
 LIABILITIES AND SHAREHOLDERS' EQUITY    Ind. Gas   SIGECO   VEDO       Inc.       & Elim   Consolidated
                                        ---------  -------  ------    --------    --------  ------------

Current Liabilities:
  Accounts payable                      $   26.6   $ 27.1   $ 22.2    $   3.1     $     -     $  79.0
  Accounts payable to affiliated
    companies                               20.4        -     16.1          -           -        36.5
  Payables to other Vectren companies        9.8      3.4      1.1       (0.1)       (2.7)       11.5
  Accrued liabilities                       42.8     33.5     18.7        2.5           -        97.5
  Short-term borrowings                        -      0.9        -      273.3           -       274.2
  Short-term borrowings to other
    Vectren companies                      134.3     80.7     19.6          -      (234.6)          -
  Long-term debt subject to tender          11.5        -        -          -           -        11.5
  Current maturities of long-term debt       1.3        -        -          -           -         1.3
                                         -------   ------    ------   -------     --------    -------
      Total current liabilities            246.7    145.6     77.7      278.8      (237.3)      511.5
                                         -------   ------    ------   -------     --------    -------
Deferred Credits and Other
    Liabilities:
  Deferred income taxes                     51.0    112.7      8.0        0.1           -       171.8
  Deferred credits and other
    liabilities                             52.5     39.4      0.7        1.1           -        93.7
                                         -------   ------    ------   -------     --------    -------
     Total deferred credits and
       other liabilities                   103.5    152.1      8.7        1.2           -       265.5
                                         -------   ------    ------   -------    ---------    -------

Minority Interest in Subsidiary                -        -    223.6          -      (223.6)          -

Capitalization:
  Long-term debt, net of current
    maturities                             260.9    291.7        -      348.3           -       900.9
  Long-term debt, net of current
    maturities to other Vectren
    companies                              147.3     49.5    110.2          -      (307.0)          -

  Cumulative Redeemable Preferred
    Stock of Subsidiary                        -      0.5        -          -           -         0.5

  Common Shareholders' Equity:
     Common stock                          243.0     78.3    115.0      385.7      (436.3)      385.7
     Retained earnings                      75.9    255.5     (2.4)     329.0      (329.0)      329.0
     Accumulated other
       comprehensive income                 (2.4)     0.1        -       (1.7)        2.3        (1.7)
                                         -------   ------   -------   -------    ---------    --------
        Total common shareholders'
          equity                           316.5    333.9    112.6      713.0      (763.0)      713.0
                                         -------   ------   -------   --------   ---------    --------
        Total capitalization               724.7    675.6    222.8    1,061.3    (1,070.0)    1,614.4
                                         -------   ------   -------   --------   ---------    --------
TOTAL LIABILITIES AND SHAREHOLDERS'
  EQUITY                               $ 1,074.9  $ 973.3  $ 532.8  $ 1,341.3  $ (1,530.9)  $ 2,391.4
                                        ========   ======   =======  =========   =========    ========

                                                                     EXHIBIT B

Item No. Caption Heading                   (in millions)

1        Total Assets                       $  2,856.8
2        Total Operating Revenues           $  2,170.0
3        Net Income                         $     63.6

                                                                       Exhibit D

                            Vectren Corporation and
                              Subsidiary Companies
                       Proforma Selected Financial Results
                      For the Year Ended December 31, 2001
                             (unaudited - millions)


                     Proforma    Proforma Vectren  Southern Ind.  VEDO Oper.  Ohio Oper.  Ohio Oper.
                    Indiana Gas  Energy Delivery   Gas and Elect    As a %      As a %    Owned by IGC
                     Co., Inc.    of Ohio, Inc.       Company      Of Total    Of Total      As a %
                      (IGC)          (VEDO)                                               Of Total IGC
                    ----------------------------------------------------------------------------------
Operating Revenues    $ 744.8       $ 185.6          $ 480.0        13.2%        24.8%        22.1%
Operating Margin        248.2          46.8            241.1         8.7         16.5         16.7